UNITED AUTO GROUP, INC.
April 27, 2007
VIA EDGAR
H. Christopher Owings
Assistant Director
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Auto Group, Inc. (“United Auto”) Registration Statement on Form S-4 Filed March 30, 2007 File No. 333-141732
Dear Mr. Owings:
          Reference is made to the letter, dated April 26, 2007, regarding comments by the Staff of the U. S. Securities and Exchange Commission with respect to the above-referenced registration statement on Form S-4. This letter repeats each of the comments in the Staff’s letter followed by responses prepared by management of United Auto.
     General
1.	It appears that you are registering this exchange offer in reliance on our position enunciated in our Exxon Capital Holdings Corporation (available April 13, 1989) and Morgan Stanley and Company Incorporated (available June 5, 1991) no-action letters. If true, please submit to us, under separate correspondence, a letter providing the representations required by those no-action letters.
           ANSWER: We will provide the representations required by Exxon Capital Holdings Corporation and its progeny under separate correspondence to the Staff, namely in the submission letter that we will file with amendment no. 1 to the registration statement.
     Registration Statement on Form S-4
     Forward-looking statements, page 1
2.	Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer. Please either delete any references to the Private Securities Litigation Reform Act or make clear, each time you refer to the Litigation Reform Act, that Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward

H. Christopher Owings
April 27, 2007

looking statements does not apply to statements made in connection with a tender offer.
          ANSWER: We will revise the first paragraph under “Forward-looking statements” on page 1 as follows to delete all references to the Private Securities Litigation Reform Act:
This prospectus and the documents incorporated by reference in this prospectus include, and public statements by our directors, officers and other employees may include,  ~~“~~  forward-looking statements  ~~” within the meaning of Section 27A of the Securities Act and Section 21E of Securities Exchange Act of 1934, as amended, or (the Exchange Act)~~  . Forward-looking statements generally can be identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “estimate,” “predict,” “potential,” “forecast,” “continue” or variations of such terms, or the use of these terms in the negative. Forward-looking statements include statements regarding our current plans, forecasts, estimates, beliefs or expectations, including, without limitation, statements with respect to:
     This is the only reference to the Litigation Reform Act.
     Exchange Offer, page 23
3.	In the discussion regarding “Conditions,” you state that you have an ongoing right to waive the conditions “at any time and from time to time.” We believe that this disclosure may suggest that you may waive or assert conditions to the offer after the expiration of the offer. Please revise the disclosure in this sentence and in the sentence that follows to make clear that all conditions to the offer, other than any involving governmental approval, must be satisfied or waived before the expiration of the offer.
          ANSWER: We will revise the second paragraph under “Conditions” on page 25 as follows to make clear that all conditions to the offer, other than any involving governmental approval, must be satisfied or waived before the expiration of the offer:
The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions.  ~~We~~  Prior to expiration of the exchange offer, we may waive these conditions in our reasonable discretion in whole or in part  ~~at any time and from time to time prior to the expiration date. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.~~  . All conditions of the exchange offer, other than those involving governmental approval, must be satisfied or waived prior to the expiration date.

H. Christopher Owings
April 27, 2007

4.	Please revise your disclosure in the discussion regarding “Withdrawal of Tenders,” and elsewhere in the filing, as appropriate, to clarify that you will return any old notes that are not accepted for exchange, and that you will issue the new notes, promptly, rather than “as soon as practicable.” See Rule 14e-1(c).
          ANSWER: We will revise the first paragraph under “Withdrawal of Tenders” on page 28 as follows to clarify that we will return any old notes that are not accepted for exchange, and that we will issue the new notes, promptly, rather than “as soon as practicable:”
        Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer  ~~.~~  , in which event we will return the old notes, at our expense, to the tendering holder promptly after the expiration of the exchange offer.
In addition, we will revise the first paragraph on page 29 as follows to further clarify our disclosure in this regard:
        We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder , without cost to the holder , promptly after withdrawal, rejection of tender or termination of the exchange offer . In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the old notes will be credited to an account maintained with DTC, for old notes,  ~~as soon as practicable~~  promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under “— Procedures for Tendering” above at any time on or before expiration of the exchange offer.
Corresponding changes will also be made on pages 24, 27 and Instruction 2 of the Form of Letter of Transmittal filed as exhibit 99.1.
     Exhibit 5
5.	It is not appropriate for counsel to assume that the officers have the legal capacity

H. Christopher Owings
April 27, 2007

to sign the instruments or documents examined or relied upon by counsel. This assumption assumes a conclusion of law, which is a necessary requirement of the ultimate legality opinion. Please remove this assumption.
          ANSWER: References to the assumption that the officers have the legal capacity to sign the instruments or documents examined or relied upon by counsel have been deleted from counsel’s opinion, a marked, revised copy of which is attached to this response letter.
6.	The legal opinion provided to you by counsel expresses its opinion only as to “the General Corporation Law of the State of Delaware.” Please have counsel revise the legality opinion to state that the opinion’s reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.
          ANSWER: Counsel’s revised opinion, a marked copy of which is attached to this response letter, states that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.
7.	Please have counsel revise his opinion to remove the second-to-last paragraph because investors are entitled to rely upon counsel’s legal opinion and this paragraph appears to limit the opinion’s reliability.
          ANSWER: The second to last paragraph of counsel’s opinion, a marked, revised copy of which is attached to this response letter, has been deleted.
8.	We note that counsel’s opinion is neither dated nor executed and counsel disclaims any obligation to revise or update his opinion. Also, counsel states that the opinions expressed in the opinion shall be effective only as of the date of the opinion letter. Legal opinions must be valid and up-to-date as of the registration statement’s effectiveness date, and any other qualifications are unacceptable. Therefore, please have counsel revise his opinion to eliminate those qualifications. Alternatively, if you intend to file the legal opinion on the date of effectiveness, you may do so provided counsel dates and signs his opinion as of the date of effectiveness.
          ANSWER: Counsel’s statement that the opinions expressed shall be effective only as of the date of the opinion letter has been deleted from his opinion, a marked, revised copy of which is attached to this response letter. Counsel will date and sign his opinion as of the date of effectiveness of the registration statement, and a copy of his signed and dated opinion will be filed as an exhibit to the registration statement, as amended.

H. Christopher Owings
April 27, 2007

          Please contact the undersigned at (248) 648-2560 in connection with questions or comments concerning the above responses. Thank you for your attention to this matter.
Very truly yours,
/s/ Shane M. Spradlin
Shane M. Spradlin
Attachment

cc:	John Fieldsend, Staff Attorney Mara Ransom, Legal Branch Chief Bob O’Shaughnessy, UnitedAuto Chief Financial Officer

Attachment
Exhibit 5
UnitedAuto
     Shane M. Spradlin
     Vice President, Secretary
and Senior Corporate Counsel
United Auto Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302
May    , 2007
Re: United Auto Group, Inc. Registration
Statement on Form S-4
Ladies and Gentlemen:
I have acted as counsel to United Auto Group, Inc., a Delaware corporation (the “Company”), in connection with the registration, pursuant to a registration statement (Reg. No. 333-141732) on Form S-4 (the “Registration Statement”), of (i) the proposed offer by the Company to exchange (the “Exchange Offer”) an aggregate principal amount of up to $375,000,000 of the Company’s outstanding 7.75% Senior Subordinated Notes Due 2016 (the “Outstanding Notes”) for an equal principal amount of the Company’s 7.75% Senior Subordinated Notes Due 2016 (the “Registered Notes”), which will be registered under the Securities Act of 1933, as amended (the “Act”) and (ii) the guarantees (the “Guarantees”), pursuant to the Indenture referred to below, of the Guarantors listed in the Registration Statement (the “Registrant Guarantors”). The Outstanding Notes have been, and the Registered Notes will be, issued pursuant to an Indenture, dated as of December 7, 2006, as amended (the “Indenture”), among the Company, as Issuer, the Registrant Guarantors, and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”).
I have examined originals or copies certified or otherwise identified to my satisfaction of such documents, corporate records, certificates of public officials and other instruments as I have deemed necessary or appropriate for the purposes of this opinion. The Registered Notes, Guarantors and the Indenture are referred to herein as the “Transaction Documents.” I have also conducted such investigations of fact and law as I have deemed necessary or advisable for purposes of this opinion. In such examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals  ~~,~~  and the conformity to authentic original documents of all documents submitted to me as copies  ~~and the legal capacity of all individuals executing such documents~~  . As to any facts material to this opinion that I did not independently establish or verify, I have, with your consent, relied upon the statements, certificates and representations of officers and other representatives of parties to the Transaction Documents. I have also assumed the valid authorization, execution and delivery of each of the Transaction Documents by each party thereto other than the Company and the Registrant Guarantors, and I have assumed that each such other party (in the case of parties which are not natural persons) has been duly organized and is validly existing and in good standing under its jurisdiction of organization  ~~, that each such other party has the legal capacity, power and authority to perform its obligations thereunder~~  and that each of the Transaction Documents constitutes the valid and binding obligation of all such other parties, enforceable against them in accordance with its terms.
I am a member of the Bar of the State of New York and the Bar of the State of Michigan, and I have not considered, and I express no opinion as to, the laws of any jurisdiction other than the laws of the State of New York, the State of Michigan, the General Corporation Law of the State of Delaware (which includes the statutory provisions and all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect) and the federal laws of the United States of America, in each case as in effect on the date hereof (the “Relevant Laws”).
Based upon the foregoing, and subject to the qualifications set forth in this letter, it is my opinion that when (a) the Registration Statement has become effective under the Act, (b) the Outstanding Notes have been exchanged in the manner described in the prospectus forming a part of the Registration Statement, (c) the Registered Notes have been duly executed, authenticated, issued and delivered by the Company in accordance with the terms of the Indenture, against receipt of the Outstanding Notes surrendered in exchange therefor, (d) the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and (e) applicable provisions of “blue sky” laws have been complied with,
(a)	the Registered Notes will constitute valid and legally binding obligations of the Company, entitled to the benefits of the Indenture and enforceable in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law); and

(b)	the Guarantees proposed to be issued pursuant to the Exchange Offer will constitute valid and legally binding obligations of each Registrant Guarantor, entitled to the benefits of the Indenture and enforceable in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).
The opinions expressed herein are subject to the following qualifications and comments:
(a)	Any provisions of the Registered Notes that permit any party thereto to take action or make determinations, or to benefit from indemnities and similar undertakings of any party to the Registered Notes, may be subject to a requirement that such action be taken or such determinations be made, and any action or inaction by such party that may give rise to a request for payment under such an undertaking be taken or not taken, on a reasonable basis and in good faith.

(b)	I express no opinion as to whether a federal or state court outside New York would give effect to (i) any choice of law provided for in the Registered Notes, or (ii) any waiver of jury trial found in the Registered Notes.
 ~~This opinion is rendered to you and is solely for your benefit in connection with the above transaction. This opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm or corporation for any purpose, without my prior written consent.~~
I hereby consent to the filing of a copy of this opinion as an exhibit to the Registration Statement and to the use of my name in the prospectus forming a part of the Registration Statement. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations thereunder.  ~~This opinion speaks as of its date, and I undertake no (and hereby disclaim any) obligation to update this opinion.~~
Very truly yours,
/s/
Shane M. Spradlin
Senior Corporate Counsel